Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

(in thousands, except ratios)

	Year Ended December 31,					Nine Months Ended September 30, 2011
	2006	2007	2008	2009	2010
Earnings:
Income (loss) before income taxes	$(56,466)	$(44,265)	$(17,983)	$33,875	$(18,415)	$2,982
Add: Fixed charges	610	516	607	904	792	583

Earnings as defined	$(55,856)	$(43,749)	$(17,376)	$34,779	$(17,623)	$3,565

Fixed charges:
Interest expensed	$14	$11	$95	$460	$461	$342
Estimated interest component of rent	596	505	512	444	331	241

Total fixed charges	$610	$516	$607	$904	$792	$583

Ratio of earnings to fixed charges (1)	—	—	—	38.5	—	6.1

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense and estimated interest component of rent and earnings consist of income (loss) before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $56.5 million in 2006, $44.3 million in 2007, $18.0 million in 2008 and $18.4 million in 2010. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.